SEC File No. 70-

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   APPLICATION

                                      UNDER

                   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                 Jersey Central Power & Light Company ("JCP&L")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605

         (Name of company filing this statement and address of principal executive office)

                                GPU, INC. ("GPU")
          (Name of top registered holding company parent of applicant)

Terrance G. Howson,                     Douglas E. Davidson, Esq.
Vice President and Treasurer            Berlack, Israels & Liberman LLP
Mary A. Nalewako, Secretary             120 West 45th Street
Michael J. Connolly, Esq.               New York, New York 10036
Vice President - Law
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

Scott L. Guibord, Secretary
Jersey Central Power & Light
Company
2800 Pottsville Pike
Reading, Pennsylvania  19605

                   (Names and addresses of agents for service)

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Item 1.     DESCRIPTION OF PROPOSED TRANSACTIONS
            ------------------------------------
            A. JCP&L, a public utility subsidiary of GPU, a registered holding company, hereby requests authority through December 31, 2001: (1) to form a new wholly-owned subsidiary ("Special Purpose Issuer") which will be any one of the following -- a trust, corporation, limited liability company or partnership; (2) to acquire all of the common equity interests in the Special Purpose Issuer; (3) to transfer to the Special Purpose Issuer bondable transition property ("BTP") in exchange for the net proceeds from the sale of the transition bonds; (4) for the Special Purpose Issuer to issue and sell transition bonds from time to time through December 31, 2001; and (5) to enter into the Servicing Agreement and administration agreement discussed below. Such transaction is commonly referred to as "securitization."
            B. On February 9, 1999, New Jersey enacted the Electric Discount and Energy Competition Act, P.L. 1999, c. 23 (N.J.S.A. 48:3-49 et seq.) (the "Competition Act") to restructure the electric utility and natural gas industries in New Jersey. The Competition Act requires New Jersey electric utilities, including JCP&L, to unbundle electric services into separate charges for, among other things, customer account services (metering and billing), distribution, transmission and generation. While the New Jersey electric generation market will be opened to competition effective August 1, 1999, electric distribution and, at least initially, customer account services
                                       -1-


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will continue to be regulated by the New Jersey Board of Public  Utilities  (the
"BPU" or the "Board"). Transmission services will be provided by the New Jersey electric utilities pursuant to an open access transmission tariff filed with the Federal Energy Regulatory Commission ("FERC"). Under the Competition Act, New Jersey's electric utilities must reduce rates by at least 10% over three years. The Competition Act requires utilities to submit restructuring plans to the BPU, which include claims for each utility's "stranded costs" -- i.e., costs relating to utility investments and power purchase commitments that would have been recoverable in a regulated environment but are not expected to be recoverable as a result of the introduction of competition in the generation market. The Competition Act expressly recognizes the following potential sources of stranded costs: utility-owned generation; power purchase agreements ("PPAs") with other utilities; and PPAs with non-utility generators ("NUGs"). Utilities may recover these stranded costs from their distribution customers through a non-bypassable market transition charge ("MTC"), subject to approval by the BPU based upon, among other things, the Board's findings as to the utility's use of all reasonably available mitigation measures and an assessment of the full market value of the subject generation assets or PPAs. The MTC recovery is generally limited to eight years except that the BPU may permit: (1) stranded costs associated with NUG PPAs to be recovered over the term of each contract; (2) stranded costs related to certain generation assets
                                       -2-


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to be  recovered  over  eleven  years;  and (3) the MTC  recovery  period  to be extended to achieve the mandatory rate reductions.
            C. The Competition Act provides for the use of securitization to facilitate utility restructurings by empowering the BPU, at the request of a utility to authorize such utility, directly or indirectly, to issue transition bonds in order to recover and/or finance a portion of its stranded costs and assist in achieving compliance with the rate reduction requirements of the Competition Act. Utilities must apply to the BPU for a bondable stranded costs rate order authorizing the issuance of transition bonds and approving the amount of the initial transition bond charge ("TBC") to be imposed on all retail electric distribution customers.
            D. Under the Competition Act, the BPU may authorize the issuance of transition bonds if (1) the utility has taken reasonable measures to mitigate stranded costs and has the appropriate incentives or plans to do so in the future; (2) the utility will not otherwise be able to achieve the level of rate reduction deemed by the BPU to be necessary and appropriate, absent the issuance of the transition bonds; (3) the issuance of the transition bonds will provide tangible and quantifiable benefits for ratepayers; and (4) the structuring and pricing of the transition bonds assure that ratepayers will pay the lowest possible TBC consistent with market conditions and the terms of the related bondable stranded costs rate order. In general, a utility may issue transition bonds in an amount of up to 75% of
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the total amount of eligible stranded costs attributable to its owned generation assets. However, up to the full amount of the stranded costs attributable to any remaining generation assets may be securitized if the utility divests a majority
of  its  generation   assets  and  has  established  the  stranded  cost  amount attributable to such remaining assets with certainty.(1)
            E. Further, under the Competition Act, the transition bonds may have a scheduled amortization upon issuance of up to 15 years with respect to stranded costs related to utility-owned generation assets and up to the remaining term of a PPA with respect to stranded costs related to a buyout or buydown of such PPA. In general, the TBC is a separate, non-bypassable charge that will be assessed against all retail electric distribution customers,
regardless   of  whether  they  continue  to  purchase   electricity   from  the
distribution utility. The TBC will be a usage-based charge that will be sufficient to recover the principal of and interest on the transition bonds and all other costs associated with the issuance of the transition bonds, including costs of credit enhancements, costs of retiring existing debt and preferred equity, costs of defeasance, servicing fees and certain other related fees and expenses. The relationship between collections of the TBC and the debt service and expense requirements on the transition bonds will likely be dependent upon, among other things, the utility's ability to
----------------

1    This  provision  generally  applies to the  Company's  Oyster Creek Nuclear
Generating Station ("Oyster Creek").

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forecast:  (1) sales; (2) delinquencies and charge-offs; and (3) payment lags.

            F. In July 1997, at the direction of the Board in anticipation of the adoption of the Competition Act, JCP&L filed its restructuring plan with the Board which, among other things, unbundled generation from transmission and distribution. The restructuring plan was the subject of extensive hearings and negotiations, which resulted in a settlement which the BPU approved with some modification. The Board issued a Summary Order with respect to such approval on May 24, 1999, and a detailed Final Order is expected shortly. Among other things, the Board's Summary Order authorizes JCP&L to effect the securitization transaction described in paragraph G.

            G. JCP&L intends to file a petition with the BPU seeking a bondable stranded costs rate order to authorize securitization of the stranded costs attributable to JCP&L's projected net investment in Oyster Creek at September 1, 2000, net of deferred income taxes and investment credits attributable to the plant in the amount of approximately $125 million.(2) Such amounts relating to Oyster Creek, which would otherwise be recoverable from JCP&L's ratepayers through the MTC commencing August 1, 1999, will be collected via the TBC once JCP&L has
----------------
2 JCP&L will seek a ruling from the Internal Revenue Service (the "IRS") to the effect that the proposed treatment of such deferred income taxes and investment tax credits as an offset to the amounts otherwise treated as stranded costs attributable to the plant is in compliance with the "normalization" requirements of the Internal Revenue Code.


                                       -5-


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securitized such amounts.(3)  Accordingly,  JCP&L will seek BPU authorization to issue approximately $422 million of transition bonds representing approximately $400 million of the projected Oyster Creek net investment (gross plant, less accumulated depreciation and accumulated deferred income taxes, including the additional deferred income taxes resulting from the retirement of Oyster Creek) at September 1, 2000 and an estimated $22 million of transaction costs, including related fees and expenses of issuance and sale of the transition
bonds,   and  to  refinance  or  retire  its  debt  and   preferred   equity.(4)
Alternatively, if the IRS does not issue the tax ruling discussed in note 2, JCP&L may also securitize the amount of its projected net investment in Oyster Creek that, because of the IRS's failure to issue such ruling, cannot be offset by the deferred income taxes and investment tax credits attributable to the plant of approximately $125 million.
            H. The TBC will remain in effect until all principal, interest and other costs on the related transition bonds are paid in full, and will be adjusted at least annually, in accordance with the Competition Act, to insure full payment of debt service
----------------
3 JCP&L has announced that it is seeking a buyer for Oyster Creek. If JCP&L sells Oyster Creek prior to securitization, the principal amount of the transition bonds will be adjusted to reflect the terms of the sale.

4 The BPU has also authorized JCP&L to defer certain costs on its books and to securitize the resulting deferred balances, if any. JCP&L is not seeking
Commission authority to securitize such balances now, but will request such authority if and when JPC&L files a separate petition with the BPY with respect thereto.

                                       -6-


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and  expenses.  Under  the  Competition  Act,  neither  the BPU  nor  any  other governmental entity may rescind, alter, repeal, modify or amend a bondable stranded costs rate order, and the State may not limit, alter or impair any BTP(5) or associated rights. The transition bonds will not constitute a debt or liability of the State or of JCP&L, but only of the Special Purpose Issuer.
            I. The BTP and the related TBC revenue  stream are isolated from any
credit  risk   associated  with  the  utility  because  the  utility  will  have transferred them to the Special Purpose Issuer, which will be structured to be a "bankruptcy remote" assignee. The Special Purpose Issuer, which is anticipated to be a Delaware limited liability company, will issue transition bonds secured by the BTP and the TBC revenue stream. The securitization will be structured so that the transfer of the BTP will be treated as an absolute transfer of all of the JCP&L's right, title and interest in the BTP as in a true sale, and not as a pledge or other financing, other than for Federal and State income and franchise tax purposes and for certain financial reporting purposes.
            J. As the TBC is imposed upon and collected from ratepayers, such amounts will be used to pay principal and interest on the transition bonds, as well as fees and expenses
----------------
5 Under the Competition Act, Bondable Transition Property (BTP), the statutory and regulatory right to collect the TBC, is defined as "the property consisting of the irrevocable right to charge, collect and receive, and be paid from collections of, transition bond charges in the amount necessary to provide for the full recovery of bondable stranded costs which are determined to be recoverable in a bondable stranded costs rate order . . ." N.J.S.A. 48:3-51.
                                       -7-


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related to the securitization transaction.
            K. The  securitization  structure  outlined  above will  enhance the creditworthiness of the transition bonds because the underlying securitized assets (the BTP and its associated TBC revenue stream) are isolated from the risks associated with the other assets of JCP&L, once transferred to the Special Purpose Issuer. Moreover, as discussed above, the State under the Competition Act may not reduce the value of the BTP or TBC until the transition bonds are fully discharged, and the BPU's bondable stranded costs rate order is irrevocable under the Competition Act. These aspects of the securitization transaction will enable the transition bonds to obtain a higher credit rating than the existing debt instruments of JCP&L. JCP&L understands that all other utility securitization bonds have received the highest possible credit rating from the principal rating agencies and, accordingly, believes that it is reasonable to expect that its transition bonds will receive such credit rating, although JCP&L has received no such assurances from any of such rating agencies.
            L. Pursuant to a "Sale Agreement", JCP&L will transfer the BTP created by the irrevocable bondable stranded costs rate order to the Special Purpose Issuer in exchange for the net proceeds from the sale of the transition bonds. Such transfer will be treated as a true sale, and not as a secured financing, for bankruptcy purposes. The Special Purpose Issuer initially will be capitalized (at least 0.5% of the total principal amount of the transition bonds) through a capital
                                       -8-


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contribution  by JCP&L.  The Special  Purpose  Issuer  will  deposit the capital contribution amount into a "Capital Subaccount."
            M. The actual amount of the TBC will be sized to provide for collection of an amount beyond that needed to pay expected costs and debt service on the transition bonds (the "Overcollateralization Amount"). The Overcollateralization Amount, which will be collected ratably over the expected term of the transition bonds, will enhance the creditworthiness of the
transition    bonds   and   will   be   deposited   into   a   subaccount   (the
"Overcollateralization Subaccount").
            N. JCP&L, as the servicer of the TBC revenue stream, will remit monthly (or more frequently) all amounts collected in respect of the TBC to a collection account maintained by the indenture trustee for the benefit of the holders of the transition bonds (the "Collection Account"). The Special Purpose Issuer will periodically pay out of the Collection Account, among other amounts authorized by the BPU, trustee fees, servicing fees, administrative fees, operating expenses, accrued but unpaid interest on all classes of the transition bonds, and principal (to the extent scheduled) on transition bonds. Any remaining balance in the Collection Account will be used to restore the Capital Subaccount, fund and replenish the Overcollateralization Subaccount (to the required scheduled level), and then be added to reserves (the "Reserve Subaccount").
            O. JCP&L requests authority for the Special Purpose Issuer to issue up to $548 million in transition bonds, which
                                       -9-


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amount includes  approximately $125 million of additional  transition bonds that might be issued if the tax ruling discussed in note 2 is not issued. The Special Purpose Issuer may issue transition bonds in one or more series, and each such series may be issued in one or more classes. Different series may have different maturities and interest rates and each series may have classes with such maturities, interest rates and other terms as JCP&L shall determine from time to time in the future. The TBC for each series will be structured to provide for the recovery of the principal amount of the related transition bonds and the related interest, fees and expenses. There will be a date on which each of the transition bonds is expected to be repaid and a legal final maturity date by which the transition bonds must be repaid. Neither the expected final maturity nor the legal final maturity will be later than 15 years and 17 years, respectively, from the date of issuance of the related transition bonds. The expected final maturity date must be earlier than the legal final maturity date to meet rating agency requirements because the TBC is calculated by taking into account projections of such variables as the anticipated level of charge-offs,
delinquencies,   and  usage,   which  may  differ  from  the  amounts   actually
experienced.
            P. Pursuant to a Servicing  Agreement  between JCP&L and the Special
Purpose Issuer,  JCP&L will act as a servicer of the TBC revenue stream. In this
capacity,   JCP&L  will,  among  other  things:  (1)  bill  customers  and  make collections on behalf
                                      -10-


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of the Special Purpose Issuer and (2) file with the BPU for periodic adjustments to the TBC to achieve a level which allows for payment of all debt service and full recovery of amounts authorized by the Board to be collected through the TBC in accordance with the expected amortization schedule for each series and class of transition bonds. JCP&L may, subject to certain conditions, subcontract with other companies to carry out some of its servicing responsibilities.
            Q. JCP&L will be entitled to receive a servicing fee for its servicing activities and reimbursement for certain of its expenses in the manner set forth in the Servicing Agreement. The servicing fee must be comparable to one negotiated at arms-length, which would be reasonable and sufficient for a similar, unaffiliated entity performing similar services. This rating agency requirement is meant to assure that the Special Purpose Issuer would be able to operate independently and, accordingly, the fee must be increased to retain a third party servicer if for any reason JCP&L could not continue to perform these services. As a result, the servicing fee will be set at an annual level of not more than 0.15% of the initial principal amount of the transition bonds if JCP&L is the servicer and 1.25% if a third party, that is not concurrently billing for other charges, is acting as servicer.
            R. Any successor to JCP&L pursuant to any merger, consolidation, bankruptcy, reorganization or other insolvency proceeding will be required to assume JCP&L's obligations under
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the Sale Agreement and the Servicing Agreement and under the Competition Act.
          S. Personnel employed by GPU Service, Inc. ("GPUS") will provide ministerial services on an as-needed basis to the Special Purpose Issuer pursuant to an administration agreement ("AA") to be entered into between the Special Purpose Issuer and GPUS. The services to be provided will consist primarily of internal administrative matters relating to the Special Purpose
Issuer  such  as  providing   notices   required  under  its   transition   bond
documentation, maintaining its books and records and maintaining authority to do business in appropriate jurisdictions. Under the AA, the Special Purpose Issuer will reimburse GPUS for the cost of the services provided, computed in accordance with Rules 90 and 91 under the Act, as well as other applicable rules and regulations. As described above, JCP&L will be retained under the Servicing Agreement to collect and manage the BTP and associated TBC revenues and to make appropriate filings with the BPU.
            T. JCP&L will use the net proceeds from the sale of the transition bonds to reduce eligible stranded costs through the retirement of debt or equity, or both, as permitted by the Competition Act. JCP&L's unbundled rates being implemented in connection with its restructuring filing provide for the savings from the transition bonds to be passed through to customers.
            U.  The  specific   steps  to  be  taken  by  JCP&L  to  reduce  its
capitalization will depend, in large part, on the date on
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which the proceeds from the sale of transition bonds become available,  the then prevailing market conditions, and the circumstances at that time.
            V.    Rule 53 Analysis.
            (a) As described below, GPU meets all of the conditions of Rule 53 under the Act, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its average "consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At March 31, 1999, GPU's average consolidated retained earnings was approximately $2.219 billion, and GPU's aggregate investment in EWGs and FUCOs was approximately $1.597 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $622 million in EWGs and FUCOs as of March 31, 1999.
            (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.
               (A)   For  each  United  States  EWG in  which  GPU  directly  or indirectly holds an interest:
                    (1)   the  books  and  records  for such EWG will be kept in
                          conformity  with  United  States  generally   accepted
                          accounting principles ("GAAP");
                    (2)   the   financial   statements   will  be   prepared  in
                          accordance with GAAP; and
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                    (3)   GPU directly or through its subsidiaries undertakes to
                          provide the Commission access to such books and records and financial statements as the Commission may request.
               (B)   For each  FUCO or  foreign  EWG  which is a  majority-owned subsidiary of GPU:
                    (1) the books and records for such subsidiary will be kept in accordance with GAAP;
                    (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and
                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

               (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:

                    (1) such entity to maintain books and records in accordance with GAAP;

                    (2) the financial statements of such entity to be prepared in accordance with GAAP; and

                    (3) access by the Commission to such books and records and financial statements (or copies
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                          thereof) in English as the Commission may request and,
                          in any event, will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a)
                          (2) (iii) (B) of Rule 53.
            (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.
            (iii) Copies of this Application are being provided to the BPU and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(6) In addition, GPU will submit to each such commission copies of any amendments to this Application and
----------------
6 Pennsylvania Electric Company ("Penelec"), a public utility subsidiary of GPU, is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

                                      -15-


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      any Rule 24 certificates  required hereunder,  as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).
            (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transaction.
               (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is
                     the   subject  of  any   pending   bankruptcy   or  similar
                     proceeding.
               (B)   GPU's average  consolidated  retained earnings for the four
                     most  recent  quarterly   periods   (approximately   $2.219
                     billion) represented an increase of approximately $36.7 million (or approximately 1.7%) in the average consolidated retained earnings for the previous four quarterly periods (approximately $2.183 billion).
               (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1998 in excess of 5% of GPU's March 31, 1999 consolidated retained earnings.
            As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater
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than 50% of GPU's average consolidated  retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).
            Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Declaration.
The  transactions  would  not,  by  themselves,   or  even  when  considered  in
conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.
            The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 60.7% debt.

            GPU's March 31, 1999 consolidated capitalization consists of 44.7% equity and 55.3% debt. Thus, since the date of the November 5 Order, there has been no adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(7)
            GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1992 through 1998. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(8)
            Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.
          Reference is made to Exhibit G filed herewith which sets forth GPU's consolidated capitalization at March 31, 1999 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

----------------
7 The first mortgage bonds of GPU's public utility subsidiaries -- Penelec, JCP&L and Metroplitan Edison Company -- are rated A+ by Standard & Poors Corporation, and A2, Baa1 and A3, respectively, by Moody's Investor Services, Inc.

8 As discussed in the November 5 Order, GPU incurred a loss for 1997 from its investments in EWGs and FUCOs as a result of the windfall profits tax imposed on Midlands Electricity, plc.

Item 2.     fees, commissions and expenses
            -------------------------------
            The estimated fees, commission and expenses to be incurred in connection herewith will be filed by amendment.

Item 3.     APPLICABLE STATUTORY PROVISIONS
            ------------------------------
            The proposed transactions are subject to Sections 6(a), 7, 9, 10, 12(b) and 12(f) of the Act and Rules 90 and 91 thereunder.

Item 4.     REGULATORY APPROVAL
            -------------------
            No Federal or State commission, other than your commission and the BPU, has jurisdiction with respect to the proposed transactions.

Item 5.     PROCEDURE
            ----------
            It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date, but in any event not later than October 15, 1999. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.     EXHIBITS AND FINANCIAL STATEMENTS
            ---------------------------------
            (a)   Exhibits

               A-1   -    Charter  documents of Special Purpose Issuer --
                          to be filed by amendment.

               A-2   -    Form of Transition Bond -- to be filed by amendment.

               B-1   -    Form of Sale Agreement -- to be filed by amendment.

               B-2   -    Form of Servicing Agreement -- to be filed by
                          amendment.

               B-3   -    Form of AA with GPUS -- to be filed by amendment.

               C     -    Not Applicable.

               D-1   -    Petition of JCP&L to the BPU  seeking  authority
                          to issue the transition bonds -- to be filed by amendment.

               D-2   -    Order of the BPU  authorizing  the  transition
                          bonds -- to be filed by amendment.

               E     -    Not Applicable.

               F     -    Opinion of Berlack,  Israels & Liberman  LLP --
                          to be filed by  amendment.

               G     -    Financial Data Schedule -- to be filed by amendment.

            (b)   Financial Statements:

               1    -    JCP&L Consolidated Balance Sheets,  actual and pro
                         forma,  as at March  31,  1999,  and  consolidated
                         Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the quarter ended March 31, 1999; pro forma journal entries -- to be filed by amendment.

               2    -    GPU  Consolidated  Balance Sheets,  actual and pro
                         forma,  as at March  31,  1999,  and  consolidated
                         Statements of Income, actual and pro forma, and Statement of

                         Retained Earnings, for the quarter ended March 31, 1999; pro forma journal entries -- to be filed by amendment.

               3    -    None.

               4    -    None,  except  as  disclosed  in the  notes to the
                         Financial Statements.

Item 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS
            ---------------------------------------
            The proposed transactions are for the purpose of carrying out the Applicant's business activities. Consequently, the issuance of an order by your Commission with respect to the proposed transactions is not a major Federal action significantly affecting the quality of the human environment.
            No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transaction. Reference is made to
Item 4 hereof regarding regulatory approvals with respect to the proposed transactions.

                                    SIGNATURE
                                    ---------


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                 Jersey Central Power & Light Company



                                 By:/s/ T. G. Howson
                                   --------------------------
                                    T. G. Howson
                                    Vice President and Treasurer

Date:     July 15, 1999